Mail Stop 0306

May 6, 2005


By U.S. Mail and facsimile to (631) 845-3896


Mr. Jerry Kieliszak
Chief Financial Officer
Chyron Corporation
5 Hub Drive
Melville, NY 11747

	RE:	Chyron Corporation
		Form 10-K for the fiscal year ended December 31, 2004
		File No. 000-24511

Dear Mr. Jerry Kieliszak:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-K for the year ended December 31, 2004

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations - Page 16

Liquidity and Capital Resources - Page 19
1. With respect to the line of credit, disclose available borrowings as measured by the criteria set forth in the agreement. For instance, based on eligible receivables and your compliance with covenants, as of December 31, 2004, how much of the $2.5 million was available. Apply in future filings.
2. As a related matter, make more specific disclosure about debt covenants and your compliance therewith. More specifically identify and discuss financial covenants and any other significant non-financial covenants. We see in an 8-K dated February 24, 2005 that a covenant requires you to maintain positive tangible net worth.
Was a
similar covenant in effect at December 31, 2004? Were you in compliance with that covenant? If not, what was the impact on your borrowing rights? If you have received waivers from the lender, that fact should be disclosed, including disclosure about the terms and conditions of that waiver. Apply the disclosure guidance in future filings. Also show us how you intend to apply this comment.

Financial Statements

Note 1 - Summary of Significant Accounting Policies

Revenue Recognition - Page 50
3. We note the general criteria you apply for product revenue recognition purposes. We also see that you sell products through dealers, independent representatives, system integrators and OEM`s.
Tell us more about the terms of sales through these channels. Do you recognize revenue when you ship product to dealers, independent representatives, system integrators and OEM`s or when these parties resell products to their customers? Show us how you apply the disclosed criteria for transactions with these parties and demonstrate to us that your revenue practices are appropriate for transactions with these parties. Be sure to address the considerations that drive the timing of revenue.
4. Expand to clarify why it is appropriate to recognize license fees at inception. Address the nature and extent of post contract deliverables or obligations and how those matters impact the timing of revenue. This disclosure may alternatively appear under Critical
Accounting Policies, at your option. Apply in future filings.



5. You state that product revenue is recognized when title passes. You also indicate that the costs of any unfulfilled obligations that affect customer acceptance are accrued when revenue is recognized. Please expand to clarify the nature of the "obligations" to which you refer. Also expand to clarify why it is appropriate to recognize revenue before these obligations are satisfied. This disclosure may alternatively appear under Critical Accounting Policies, at your option. Apply in future filings.
6. Provide more explanation about when you apply percentage of completion accounting. Clarify the nature of the underlying arrangements and make disclosure sufficient so that it is clear that you apply that accounting in appropriate situations. Also address how you estimate expected costs, how you evaluate those estimates on an on-going basis and how contract losses are identified. This disclosure may alternatively appear under Critical Accounting Policies, at your option. Apply in future filings.
7. In future filings, more specifically identify the circumstances when you apply multiple element accounting. Clarify the nature of the vendor specific objective evidence fair value you consider in applying that accounting. Also, clarify the factors you evaluate in determining that the functionality of delivered elements is not dependent on undelivered elements and clarify the factors you consider in assessing whether delivery of the delivered element is the culmination of the earnings process. This disclosure may alternatively appear under Critical Accounting Policies, at your option.

Note 14 - Benefit Plans - Page 63
8. We see the continuing and persistent shortfall between the actual and expected return on pension assets. Future filings should include more detail about how you establish the expected rate of return on plan assets, including specific statements about why you believe the rate of expected return is reasonable and achievable.
9. We also see the significance of the unfunded liability to your total liabilities. Future filings should present expanded detail about cash flow requirements of the plan, including how you intend to fund those requirements.

Note 15 - Commitments and Contingencies - Page 65
10. We see the fourth quarter adjustment for warranties. Tell us why the timing of that adjustment is appropriate. Identify when the product line became obsolete. Please be detailed and specific in supporting the timing.




11. As a related matter, the warranty adjustment appears material to your fourth quarter earnings in that it appears you may have reported a loss for the quarter absent that adjustment. In future filings, the quarterly data disclosure should describe or refer to a description of any unusual or infrequently occurring items recognized in each quarter as well as the aggregate effect and nature of any year-end or other adjustments that are material to the results of that quarter. See Item 302(a)(3) of Regulation S-K for guidance.
12. In future filings please provide the warranty liability roll-forward specified by FIN 45.

*    *    *    *


      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file
your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


      You may contact Patrick Enunwaonye, Staff Accountant, at
(202)
824-5529 or me, at (202) 942-2862 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Brian Cascio, Accounting Branch Chief , at (202) 942-1791 with any other concerns.


							Sincerely,


							Gary Todd
							Review Accountant
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Mr. Jerry Kieliszak
Chyron Corporation.
May 6, 2005
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